Exhibit 99.1

ASUR Announces Total Passenger Traffic for June 2022

Compared to June 2019, passenger traffic increased by 40.1% in Colombia, 11.5% in Mexico and 7.2% in Puerto Rico

MEXICO CITY, July 6, 2022 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for June 2022 reached a total of 5.6 million passengers, 16.9% above the levels reported in Jun 2019.

Compared to June 2019, passenger traffic increased by 40.1% in Colombia, 11.5% in Mexico and Puerto Rico 7.2%. Passenger traffic growth in Mexico and Colombia was driven by both domestic and international traffic, and in Puerto Rico mainly domestic traffic, while international traffic continued to gradually recover.

This announcement reflects comparisons between the periods June 1 through June 30, 2022, 2021 and 2019. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary
		June		% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
	2019	2021	2022			2019	2021	2022
Mexico	2,887,405	2,681,950	3,219,443	20.0	11.5	17,450,634	12,424,008	18,837,881	51.6	7.9
Domestic Traffic	1,419,994	1,300,432	1,460,451	12.3	2.8	7,897,876	6,623,043	8,264,362	24.8	4.6
International Traffic	1,467,411	1,381,518	1,758,992	27.3	19.9	9,552,758	5,800,965	10,573,519	82.3	10.7
San Juan, Puerto Rico	888,007	1,009,754	951,600	(5.8)	7.2	4,717,808	4,436,229	5,174,214	16.6	9.7
Domestic Traffic	779,040	953,969	847,927	(11.1)	8.8	4,216,167	4,259,734	4,755,038	11.6	12.8
International Traffic	108,967	55,785	103,673	85.8	(4.9)	501,641	176,495	419,176	137.5	(16.4)
Colombia	1,036,748	874,698	1,452,183	66.0	40.1	5,614,966	3,876,632	7,678,932	98.1	36.8
Domestic Traffic	859,643	727,273	1,206,898	65.9	40.4	4,757,830	3,329,524	6,467,279	94.2	35.9
International Traffic	177,105	147,425	245,285	66.4	38.5	857,136	547,108	1,211,653	121.5	41.4
Total Traffic	4,812,160	4,566,402	5,623,226	23.1	16.9	27,783,408	20,736,869	31,691,027	52.8	14.1
Domestic Traffic	3,058,677	2,981,674	3,515,276	17.9	14.9	16,871,873	14,212,301	19,486,679	37.1	15.5
International Traffic	1,753,483	1,584,728	2,107,950	33.0	20.2	10,911,535	6,524,568	12,204,348	87.1	11.8

Mexico Passenger Traffic
		June			% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		1,419,994	1,300,432	1,460,451	12.3	2.8	7,897,876	6,623,043	8,264,362	24.8	4.6
CUN	Cancun	781,998	799,084	829,781	3.8	6.1	4,219,050	4,057,727	4,640,847	14.4	10.0
CZM	Cozumel	18,770	10,204	9,573	(6.2)	(49.0)	98,229	56,525	74,751	32.2	(23.9)
HUX	Huatulco	67,364	54,752	69,443	26.8	3.1	369,708	272,255	423,787	55.7	14.6
MID	Merida	210,980	156,248	217,176	39.0	2.9	1,228,490	791,789	1,217,302	53.7	(0.9)
MTT	Minatitlan	12,122	8,350	8,202	(1.8)	(32.3)	70,619	45,511	45,681	0.4	(35.3)
OAX	Oaxaca	81,471	68,796	83,216	21.0	2.1	467,244	336,292	491,214	46.1	5.1
TAP	Tapachula	30,743	34,148	39,809	16.6	29.5	180,920	184,402	234,625	27.2	29.7
VER	Veracruz	116,455	89,784	103,384	15.1	(11.2)	671,981	464,557	579,513	24.7	(13.8)
VSA	Villahermosa	100,091	79,066	99,867	26.3	(0.2)	591,635	413,985	556,642	34.5	(5.9)
International Traffic		1,467,411	1,381,518	1,758,992	27.3	19.9	9,552,758	5,800,965	10,573,519	82.3	10.7
CUN	Cancun	1,400,407	1,291,026	1,660,698	28.6	18.6	8,995,343	5,450,301	9,974,141	83.0	10.9
CZM	Cozumel	26,475	43,133	45,823	6.2	73.1	229,186	170,071	256,292	50.7	11.8
HUX	Huatulco	3,374	3,456	3,981	15.2	18.0	101,068	11,664	58,632	402.7	(42.0)
MID	Merida	16,394	21,883	21,331	(2.5)	30.1	106,672	77,768	124,921	60.6	17.1
MTT	Minatitlan	690	421	1,094	159.9	58.6	3,725	2,527	5,480	116.9	47.1
OAX	Oaxaca	11,570	11,695	14,706	25.7	27.1	68,157	43,891	90,477	106.1	32.7
TAP	Tapachula	1,214	989	1,253	26.7	3.2	6,370	3,617	6,471	78.9	1.6
VER	Veracruz	5,622	6,743	7,738	14.8	37.6	32,406	30,449	43,676	43.4	34.8
VSA	Villahermosa	1,665	2,172	2,368	9.0	42.2	9,831	10,677	13,429	25.8	36.6
Traffic Total Mexico		2,887,405	2,681,950	3,219,443	20.0	11.5	17,450,634	12,424,008	18,837,881	51.6	7.9
CUN	Cancun	2,182,405	2,090,110	2,490,479	19.2	14.1	13,214,393	9,508,028	14,614,988	53.7	10.6
CZM	Cozumel	45,245	53,337	55,396	3.9	22.4	327,415	226,596	331,043	46.1	1.1
HUX	Huatulco	70,738	58,208	73,424	26.1	3.8	470,776	283,919	482,419	69.9	2.5
MID	Merida	227,374	178,131	238,507	33.9	4.9	1,335,162	869,557	1,342,223	54.4	0.5
MTT	Minatitlan	12,812	8,771	9,296	6.0	(27.4)	74,344	48,038	51,161	6.5	(31.2)
OAX	Oaxaca	93,041	80,491	97,922	21.7	5.2	535,401	380,183	581,691	53.0	8.6
TAP	Tapachula	31,957	35,137	41,062	16.9	28.5	187,290	188,019	241,096	28.2	28.7
VER	Veracruz	122,077	96,527	111,122	15.1	(9.0)	704,387	495,006	623,189	25.9	(11.5)
VSA	Villahermosa	101,756	81,238	102,235	25.8	0.5	601,466	424,662	570,071	34.2	(5.2)

US Passenger Traffic, San Juan Airport (LMM)
	June			% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
	2019	2021	2022			2019	2021	2022
SJU Total	888,007	1,009,754	951,600	(5.8)	7.2	4,717,808	4,436,229	5,174,214	16.6	9.7
Domestic Traffic	779,040	953,969	847,927	(11.1)	8.8	4,216,167	4,259,734	4,755,038	11.6	12.8
International Traffic	108,967	55,785	103,673	85.8	(4.9)	501,641	176,495	419,176	137.5	(16.4)

Colombia Passenger Traffic Airplan
		June			% Chg 2022vs 2021	% Chg 2022vs 2019	Year to date			% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		859,643	727,273	1,206,898	65.9	40.4	4,757,830	3,329,524	6,467,279	94.2	35.9
MDE	Rionegro	627,764	511,643	897,878	75.5	43.0	3,445,225	2,243,639	4,787,139	113.4	38.9
EOH	Medellin	90,404	77,891	106,581	36.8	17.9	509,668	408,086	588,333	44.2	15.4
MTR	Monteria	81,985	91,358	136,421	49.3	66.4	472,767	437,126	750,665	71.7	58.8
APO	Carepa	18,862	17,924	32,797	83.0	73.9	104,357	92,512	138,819	50.1	33.0
UIB	Quibdo	32,905	24,777	25,025	1.0	(23.9)	180,079	129,556	164,588	27.0	(8.6)
CZU	Corozal	7,723	3,680	8,196	122.7	6.1	45,734	18,605	37,735	102.8	(17.5)
International Traffic		177,105	147,425	245,285	66.4	38.5	857,136	547,108	1,211,653	121.5	41.4
MDE	Rionegro	177,105	147,425	245,285	66.4	38.5	857,136	547,108	1,211,653	121.5	41.4
EOH	Medellin
MTR	Monteria
APO	Carepa
UIB	Quibdo
CZU	Corozal
Traffic Total Colombia		1,036,748	874,698	1,452,183	66.0	40.1	5,614,966	3,876,632	7,678,932	98.1	36.8
MDE	Rionegro	804,869	659,068	1,143,163	73.5	42.0	4,302,361	2,790,747	5,998,792	115.0	39.4
EOH	Medellin	90404	77,891	106,581	36.8	17.9	509,668	408,086	588,333	44.2	15.4
MTR	Monteria	81,985	91,358	136,421	49.3	66.4	472,767	437,126	750,665	71.7	58.8
APO	Carepa	18,862	17,924	32,797	83.0	73.9	104,357	92,512	138,819	50.1	33.0
UIB	Quibdo	32,905	24,777	25,025	1.0	(23.9)	180,079	129,556	164,588	27.0	(8.6)
CZU	Corozal	7,723	3,680	8,196	122.7	6.1	45,734	18,605	37,735	102.8	(17.5)
About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

ASUR
Lic. Adolfo Castro
+52-55-5284-0408
acastro@asur.com.mx

InspIR Group
Susan Borinelli
+1-646-330-5907
susan@inspirgroup.com